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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Home State Holdings, Inc.
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        ---------------------------------------------------------------
                         (Title of Class of Securities)

                                   437368 10 3
                       ----------------------------------
                                 (CUSIP Number)

                           Nancy Hasley Corbett, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 309-6000

  ----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1997
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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 CUSIP NO. 437368 10 3                  13D              PAGE  2  OF 13  PAGES
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1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION   NO. OF ABOVE  PERSON

            Swiss Reinsurance America Corporation
            IRS Employer's Identification No: 13-1675535
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2           CHECK THE APPROPRIATE  BOX IF A  MEMBER OF A GROUP*         (A) [ ]
                                                                        (B) [ ]
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3           SEC USE ONLY

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4           SOURCE OF FUNDS*

              WC
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5           CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or (e)                                            [ ]
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6           CITIZENSHIP  OR PLACE OF ORGANIZATION

            New York
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                      7    SOLE VOTING  POWER
     NUMBER OF
                              1,400,000 shares of Common Stock
        SHARES    --------------------------------------------------------------
                      8    SHARED VOTING  POWER
    BENEFICIALLY
                              0 shares of Common Stock
      OWNED BY    --------------------------------------------------------------
                      9    SOLE DISPOSITIVE  POWER
        EACH
                              1,400,000 shares of Common Stock
      REPORTING   --------------------------------------------------------------
                     10    SHARED DISPOSITIVE  POWER
       PERSON
                              0 shares of Common Stock
        WITH
--------------------------------------------------------------------------------
11          AGGREGATE  AMOUNT  BENEFICIALLY   OWNED BY EACH  REPORTING PERSON

                         1,400,000 shares of Common Stock
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

                         19.8%**
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14          TYPE OF REPORTING PERSON*

                         IC, CO
--------------------------------------------------------------------------------

             *     SEE INSTRUCTIONS BEFORE FILLING OUT!
             ** Based on 5,660,000 shares of Common Stock outstanding as of November 13, 1997.



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 CUSIP NO. 437368 10 3                  13D              PAGE  3  OF  13  PAGES
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         The statement on Schedule 13D (the "Schedule 13D") filed with the
Securities and Exchange Commission (the "Commission") on October 11, 1996 by Swiss Reinsurance America Corporation (the "Company") is hereby amended by this Amendment No. 1 to the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background

         Appendix A to Item 2 is hereby amended and restated in its entirety by Appendix A attached hereto. Appendix A sets forth information concerning (i) the executive officers and directors of the Reporting Person and of the person ultimately in control of the Reporting Person and (ii) each person controlling the Reporting Person, as is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

Item 4.  Purpose of the Transaction

         Item 4 is hereby amended and supplemented by the following information:

         On March 31, 1997, the Company, Reliance Insurance Company ("Reliance") and Home State Holdings, Inc. ("Home State") entered into a letter agreement (the "Letter Agreement") relating to a default by Home State under the Securities Purchase Agreement dated as of October 4, 1996 (the "Purchase Agreement"; filed as Exhibit A to the Schedule 13D). The aforementioned default resulted from Home State's failure to maintain a ratio of "net written premiums" for the fiscal year ended December 31, 1996 to "statutory surplus" as of such fiscal year-end of less than 2.5:1.0 for Home State and its subsidiaries as required by Section 8.13 of the Purchase Agreement.

         Pursuant to the Letter Agreement, the Company and Reliance have agreed to waive the aforementioned default under the Purchase Agreement. Such waiver becomes effective upon the following occurring on or before April 4, 1997: (a) the appointment of an additional preferred director (the "Additional Director") to the Board of Directors of Home State, which director shall be mutually acceptable to each of the Company and Reliance and (b) the appointment by the Board of Directors of Home State of a committee (the "Committee") of five directors consisting of Robert Baylis, Henry Sopher, the Additional Director and two of the following selected by Home State: Perez Ehric, Edward D. Herrick, Michael Monier or Harold Stowe. The Committee shall be chaired by the Additional Director and it shall have, among other things, the full power and authority to pursue all strategic alternatives for Home State to improve its financial condition and to report to the Board of Home State.

Item 7.  Material to be Filed as Exhibits

Exhibit G -- Letter Agreement, dated March 31, 1997, among the Company, Reliance and Home State.



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 CUSIP NO. 437368 10 3                  13D              PAGE  4  OF  13  PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned, by its duly authorized officer, certifies that the information set forth in this statement is true, complete and correct.

                                        SWISS REINSURANCE AMERICA CORPORATION

Date: April 3 , 1997                    By:  /s/ Thomas L. Forsyth
                                           -----------------------
                                                Name:  Thomas L. Forsyth
                                                Title:    General Counsel



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 CUSIP NO. 437368 10 3                  13D              PAGE  5  OF  13  PAGES
           -------------------                                ---    ----


                              APPENDIX A TO ITEM 2

                  The following sets forth information with respect to (i) the executive officers and directors of the Reporting Person and of the person ultimately in control of the Reporting Person and (ii) each person controlling the Reporting Person.

Reporting Person

                  The following sets forth information with respect to the executive officers and directors of the Reporting Person.

                  Darrius G. Baker is a U.S. citizen and his principal occupation is to act as Executive Vice President of the Reporting Person. Mr. Baker's business address is 237 Park Avenue, New York, New York 10017, USA.

                  David K. Bradford is a U.S. citizen and his principal occupation is to act as Senior Vice President of the Reporting Person. Mr. Bradford's business address is 237 Park Avenue, New York, New York 10017, USA.

                  F. Sedgwick Browne is a U.S. citizen and his principal occupation is to act as a partner of Morgan, Lewis & Bockius LLP. Mr. Browne acts as a member of the Board of Directors of the Reporting Person. Mr. Browne's business address is 101 Park Avenue, New York, New York 10178, USA.

                  John R. Coomber is a British citizen and his principal occupation is to act as a Member of the Executive Board of Swiss Reinsurance Company. Mr. Coomber is a director of the Reporting Person. Mr. Coomber's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Christopher Dorschel is a German citizen and his principal occupation is to act as a Member of the Executive Board of Swiss Reinsurance Company. Mr. Dorschel is a director of the Reporting Person. Mr. Dorschel's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Thomas H. Fox is a U.S. citizen and is the retired former Managing Director of JP Morgan & Company Inc. Mr. Fox acts as a director of the Reporting Person. Mr. Fox's residential address is 112 Northport Point, Northport, Michigan 49670, USA.

                  John G. Gantz, Jr. is a U.S. citizen and his principal occupation is to act as Executive Vice President of the Reporting Person. Mr. Gantz's business address is 237 Park Avenue, New York, New York 10017, USA.

                  Jeff R. Hart is a U.S. citizen and his principal occupation is to act as Chairman and Chief Executive Officer of Swiss Re Life Company America. Mr. Hart acts as a director of the Reporting Person. Mr. Hart's business address is 237 Park Avenue, New York, New York 10017, USA.

                  Heidi E. Hutter is a U.S. citizen and her principal occupation is to act as Chairman of the Board of Directors, President and Chief Executive Officer of the Reporting Person. Ms. Hutter's business address is 237 Park Avenue, New York, New York 10017, USA.

                  Patrick E. Jasper is a U.S. citizen and his principal occupation is to act as Senior Vice President of the Reporting Person. Mr. Jasper's business address is 227 West Monroe Street, Suite 3850, Chicago, Illinois 60606, USA.



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 CUSIP NO. 437368 10 3                  13D              PAGE  6  OF  13  PAGES
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                  Walter B. Kielholz is a Swiss citizen and his principal
occupation is to act as Chief Executive Officer and as a member of the Executive Board of Swiss Reinsurance Company. Mr. Kielholz is a director of the Reporting Person. Mr. Kielholz's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Deirdre H. Littlefield is a U.S. citizen and her principal occupation is to act as Senior Vice President of the Reporting Person. Ms. Littlefield's business address is 237 Park Avenue, New York, New York 10017, USA.

                  Charles E. Mabli is a U.S. citizen and his principal occupation is to act as Executive Vice President of the Reporting Person. Mr. Mabli's business address is 237 Park Avenue, New York, New York 10017, USA.

                  Donald L. Madsen is a U.S. citizen and his principal occupation is to act as Senior Vice President of the Reporting Person. Mr. Madsen's business address is 237 Park Avenue, New York, New York 10017, USA.

                  William L. Musser, Jr. is a U.S. citizen and his principal occupation is to act as General Partner of New Frontier Capital, L.P. Mr. Musser is a director of the Reporting Person. Mr. Musser's business address is 919 Third Avenue, New York, New York 10022, USA.

                  Arthur P. Nanney is a U.S. citizen and his principal occupation is to act as Senior Vice President of the Reporting Person. Mr. Nanney's business address is One Galleria Tower, 13355 Noel Road, 17th Floor, Dallas, Texas 75240, USA.

                  Mary M. Noonan is a U.S. citizen and her principal occupation is to act as Senior Vice President of the Reporting Person. Ms. Noonan's business address is 2398 E. Camelback Road, Suite 1050, Phoenix, Arizona 85016, USA.

                  Jay Novik is a U.S. citizen and his principal occupation is to act as President and Chief Executive Officer of Swiss Re Atrium Corporation. Mr. Novik's business address is 380 Madison Avenue, New York, New York 10017, USA.

                  Dr. Robert C. Ortner is a U.S. citizen and his principal occupation is to act as an Economic & Financial Consultant. Mr. Ortner is a director of the Reporting Person. Mr. Ortner's residence address is 374 White Oak Ridge Road, Short Hills, New Jersey 07078, USA.

                  James P. Slattery is a U.S. citizen and his principal occupation is to act as Senior Vice President of the Reporting Person. Mr. Slattery's business address is 237 Park Avenue, New York, New York 10017, USA.

                  Stanley Taben is a U.S. citizen and his principal occupation is to act as President of the SwissRe Advisers, Inc. Mr.Taban is a director of the Reporting Person. Mr. Taben's business address is 200 Park Avenue, New York, New York 10166, USA.

                  N. David Thompson is a U.S. citizen and is the retired former Chairman and Chief Executive Officer of SwissRe America Holding Corporation. Mr. Thompson is a director of the Reporting Person. Mr. Thompson's business address is 237 Park Avenue, New York, New York 10017, USA.

                  Charles G. Watson is a U.S. citizen and is the retired former Managing Partner of Brundage, Story & Rose. Mr. Watson acts as the Vice Chairman of the Reporting Person. Mr. Watson's residential address is 566 Weed Street, New Canaan, Connecticut 06840, USA.



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 CUSIP NO. 437368 10 3                  13D              PAGE 7  OF   13 PAGES
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                  Maria A. Wilcox, is a U.S. citizen and her principal
occupation is to act as Senior Vice President of the Reporting Person. Ms. Wilcox's business address is 237 Park Avenue, New York, New York 10017, USA.

Swiss Re America Holding Corporation

                  Swiss Re America Holding Corporation, a corporation organized under the laws of the state of Delaware ("Swiss Re Holding"), beneficially owns 100% of the capital stock of the Reporting Person. The principal executive offices of Swiss Re Holding are located at 237 Park Avenue, New York, New York 10017.

Swiss Reinsurance Company

                  Swiss Reinsurance Company, a corporation organized under the laws of Switzerland ("Swiss Reinsurance"), beneficially owns 100% of the capital stock of Swiss Re Holding and is the person ultimately in control of the Reporting Person. The following sets forth information with respect to the executive officers and directors of Swiss Reinsurance. The principal executive offices of Swiss Reinsurance are located at Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Ulrich Bremi is a Swiss citizen and his principal occupation is to act as Chairman of the Board of Directors and member of the Committee of Directors of Swiss Reinsurance Company. Mr. Bremi's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Lukas Muhlemann is a Swiss citizen and his principal occupation is to act as Chief Executive Officer of Credit Suisse Group. Mr. Muhlemann is the Deputy Chairman of the Board of Directors and member of the Committee of Directors of Swiss Reinsurance Company. Mr. Muhlemann's business address is Paradeplatz 8, 8070 Zurich, Switzerland.

                  Urs Barlocher is a Swiss citizen and his principal occupation is to act as Head of Law and Taxes of Novartis (formerly Sandoz AG and Ciba-Geigy AG). Mr. Barlocher is a member of the Board of Directors of Swiss Reinsurance Company. Mr. Barlocher's business address is Lichtstrasse 35, 4002 Basel, Switzerland.

                  Thomas W. Bechtler is a Swiss citizen and his principal occupation is to act as Managing Director of Hesta AG. Mr. Bechtler is a member of the Board of Directors of Swiss Reinsurance Company. Mr. Bechtler's business address is Seestrasse 21, P.O. Box 1510, 8700 Kusnacht, Switzerland.

                  Hans Buhlmann is a Swiss citizen and his principal occupation is as Professor at the Federal Institute of Technology in Zurich. Mr. Buhlmann is a member of the Board of Directors and a member of the Committee of Directors of Swiss Reinsurance Company. Mr. Buhlmann's business address is the Federal Institute of Technology, 8092 Zurich, Switzerland.

                  George L. Farr is a U.S. citizen and his principal occupation is to act as Vice Chairman of American Express Company. Mr. Farr is a member of the Board of Directors of Swiss Reinsurance Company. Mr. Farr's business address is American Express Tower, World Financial Center, 200 Vesey Street, 50th Floor, New York, New York 10285-5007, USA.

                  Peter Forstmoster is a Swiss citizen and his principal occupation is as Professor at the University of Zurich. Mr. Forstmoster is a member of the Board of Directors of Swiss Reinsurance Company. Mr. Forstmoster's business address is Bahnhofstrasse 13, 8001 Zurich, Switzerland.



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 CUSIP NO. 437368 10 3                  13D              PAGE  8  OF  13  PAGES
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                  Benedict G. F. Hentsch is a Swiss citizen and his principal occupation is to act as a Partner of Darier Hentsch & Cie. Mr. Hentsch is a member of the Board of Directors of Swiss Reinsurance Company. Mr. Hentsch's business address is rue Saussure 4, P.O. Box 5045, 1211 Geneva 11, Switzerland.

                  Ernesto Jutzi is a Swiss citizen and his principal occupation is to act as member of the Board of Directors of Swiss Reinsurance Company. Mr. Jutzi's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  John R. Coomber is a British citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Coomber's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Christoph Dorschel is a German citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Dorschel's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Peter P. Hugle is a Swiss citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Hugle's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Heidi Hutter is a U.S. citizen and her principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Ms. Hutter's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Rudolf Kellenberger is a Swiss citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Kellenberger's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Walter B. Kielholz is a Swiss citizen and his principal occupation is to act as Chief Executive Officer and as a member of the Executive Board of Swiss Reinsurance Company. Mr. Kielholz's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Bruno Laube is a Swiss citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Laube's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Stefan Lippe is a German citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Lippe's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Pierre L. Ozendo is a U.S. citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Ozendo's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Bruno Porro is a Swiss citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Porro's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Christian R. Speiser is a Swiss citizen and his principal occupation is to act as Chief Financial Officer and member of the Executive Board of Swiss Reinsurance Company. Mr. Speiser's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.

                  Urs H. Winter is a Swiss citizen and his principal occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Winter's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.



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 CUSIP NO. 437368 10 3                  13D              PAGE  9  OF  13  PAGES
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                  Erwin Zimmermann is a German citizen and his principal
occupation is to act as member of the Executive Board of Swiss Reinsurance Company. Mr. Zimmermann's business address is Mythenquai 50/60, 8022 Zurich, Switzerland.



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 CUSIP NO. 437368 10 3                  13D              PAGE  10  OF 13  PAGES
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                                  EXHIBIT INDEX

    EXHIBIT NO.                         DESCRIPTION                      SEQUENTIALLY NUMBERED PAGE
    -----------                         -----------                      --------------------------
     Exhibit G     Letter Agreement, dated March 31, 1997, among the                11
                   Company, Reliance and Home State

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